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                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               601 Congress Street
                              Boston, MA 02210-2805




August 28, 2007 - Submitted Electronically Via EDGAR


Alison T. White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644


Re:  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
     SEPARATE ACCOUNT H
     INITIAL VARIABLE ANNUITY REGISTRATION STATEMENTS ON FORM N-4:
     Venture Freedom Variable Annuity ("Venture Freedom") - File nos. 333-143073 (SEC Accession #0000950135-07-003239), 333-143074 (SEC Accession
     #0000950135-07-003240), and 811-4113

     JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
     SEPARATE ACCOUNT A
     INITIAL VARIABLE ANNUITY REGISTRATION STATEMENTS ON FORM N-4
     Venture Freedom Variable Annuity ("Venture Freedom") - File nos. 333-143075 (SEC Accession #0000950135-07-003241), 333-143076 (SEC Accession
     #0000950135-07-003242), and 811-6584

     EACH AS FILED WITH THE COMMISSION ON MAY 18, 2007


Dear Ms. White:

This letter is in response to the follow-up comment you provided last week by telephone, for the captioned Registration Statements, as summarized below. Except where otherwise stated, we underline specific examples of prospectus text revisions for staff review only.

COMMENT: In the "Right to Review" section, the paragraph about residents of California says, "If your Purchase Payments were allocated to a Variable Investment Option (other than the Money Market Fund), we will pay you the Contract Value, (minus any Unpaid Loans), computed at the end of the Business Day on which we receive your

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returned Contract." This should be changed to clarify that anyone who allocates a Purchase Payment to the Money Market Fund will be paid the greater of his or her Purchase Payments or the Contract Value."

RESPONSE: The paragraph in question has been changed to read as follows:

     (Applicable to Residents of California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payments to the Money Market Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payments during this 30 day period to a Fixed Investment Option (if available), or to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payments were allocated to a Fixed Investment Option, we will pay you the original amount of your Purchase Payments. If your Purchase Payments were allocated to the Money-Market Investment Option, we will pay you the greater of the original amount of your Purchase Payments or the Contract Value, (minus any Unpaid Loans), computed at the end of the Business Day on which we receive your returned Contract. If your Purchase Payments were allocated to a Variable Investment Option (other than the Money Market
     Fund), we will pay you the Contract Value, (minus any Unpaid Loans), computed at the end of the Business Day on which we receive your returned Contract.

A conforming copy of the Registration Statement will be filed under Rule 497, reflecting the changes described herein. Please refer to our request in the August 10 letter for acceleration of the effective date of the captioned Registration Statements to August 31, 2007.

Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.


                                                     Very truly yours,


                                                     /s/ Thomas J. Loftus

                                                     Thomas J. Loftus
                                                     Senior Counsel -- Annuities



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